UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Morgan Stanley Institutional Fund of Hedge Funds LP

(Name of Subject Company (Issuer))

Morgan Stanley Institutional Fund of Hedge Funds LP

(Name of Filing Person(s) (Issuer))

LIMITED PARTNER INTERESTS

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Joseph C. Benedetti, Esq.

Morgan Stanley Investment Management Inc.

522 Fifth Avenue

New York, New York 10036

(212) 296-6969

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

With a copy to:

Richard Horowitz, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

(212) 698-3500

July 15, 2016

(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee:
$74,045,714 (a)	$7,456.40 (b)

(a)	Calculated as the aggregate maximum value of Shares being purchased.
(b)	Calculated at $100.70 per $1,000,000 of the Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

ITEM 1.	SUMMARY TERM SHEET

The table below sets forth a number of important dates related to this tender offer. Please refer to this table as you read this document. Capitalized terms used, but not defined, in this table bear the meanings given to them later in this document.

Date	Name of Date	Definition

May 31, 2016	Prior NAV Calculation Date	the last date before the Commencement Date for which the Fund completed the calculation of its net asset value

June 1, 2016 & July 1, 2016	Prior Two Admission Dates	the last two dates before the Commencement Date as of which Interests in the Fund were sold

July 15, 2016	Commencement Date	the date as of which the Offer commenced

August 16, 2016	Initial Notice Date	the date by which each Limited Partner desiring to tender an Interest for purchase must provide proper notice to the Fund

August 16, 2016*	Notice Date	the later to occur of the Initial Notice Date and the latest date (if any) subsequently designated by the Fund, in any properly authorized extension of the Offer, by which Limited Partners may tender their Interests (with respect to which extension Limited Partners are properly notified by the Fund in writing in accordance with the terms set forth later in this document)

September 12, 2016	Acceptance Date	the date which is 40 business days after the Commencement Date

September 28, 2016	Initial Expiration Date	the date by which a Limited Partner who has previously provided proper notice to the Fund of such Limited Partner’s desire to tender an Interest may properly notify the Fund of such Limited Partner’s desire to withdraw its previous tender request

September 28, 2016*	Expiration Date	the date as of which the Offer is no longer revocable, which will be the later to occur of the Initial Expiration Date and the latest date subsequently designated by the Fund in any properly authorized extension of the Offer

September 30, 2016*	Valuation Date	the date as of which the net asset value of the Interests is calculated, which will be the date specified in this table or, if the Fund properly authorizes any extension of the Offer, the last business day of the month immediately following the month in which the Expiration Date occurs

December 31, 2016*	Fiscal Year-End Date	the last day of the fiscal year during which the Valuation Date occurs.

*	Subject to change in the event that the Fund properly authorizes an extension of time during which the Offer is pending. In the event of any such extension, Limited Partners will be notified in writing by the Fund. Because the Fund does not presently anticipate authorizing any such extension, the Fund strongly recommends that Limited Partners make any decisions with respect to this Offer based on the dates specified in the table above.

Morgan Stanley Institutional Fund of Hedge Funds LP (the “Fund”), in accordance with the terms and conditions set forth herein, is offering to purchase from limited partners in the Fund

(“Limited Partners”) limited partner interests of the Fund (“Interests”). (As used in this Schedule TO, the term “Interests” refers to the limited partner interests of the Fund constituting the class of security which is the subject of this Offer (as defined below) and shall include portions of such limited partner interests.) Specifically, the Fund is offering to purchase Interests in an amount up to 15% of the net assets of the Fund, calculated as of the Valuation Date. (Net asset value of the Fund is equal to the difference between the value of the Fund’s assets and the value of the Fund’s liabilities, and the net asset value of an Interest is equal to the net asset value of the Fund, multiplied by the proportionate dollar-weighted percentage of the Fund represented by a Limited Partner’s Interest.) Limited Partners desiring to tender Interests for purchase must do so by 12:00 midnight, Eastern time, on the Initial Notice Date (or, in the event of any extension of the offer to purchase Interests for cash on the terms and conditions set out in the Offer to Purchase and the related Letter of Transmittal (which, together constitute the “Offer”), by 12:00 midnight, Eastern time, on the latest applicable Notice Date). Limited Partners have the right to change their minds and withdraw any tenders of their Interests until 12:00 midnight, Eastern time, on the Initial Expiration Date (or, in the event of any extension of the Offer, by 12:00 midnight, Eastern time, on the latest applicable Expiration Date). The net asset value of Interests will be calculated for this purpose as of the Valuation Date. The Fund will review the net asset value calculation of the Interests during the Fund’s audit for its fiscal year ending on the Fiscal Year-End Date. The Fund expects that the Fund’s audit will be completed no later than 60 days after the Fiscal Year-End Date, and the net asset value of the Fund calculated as of such Fiscal Year-End Date will be used to determine the final amount paid for each tendered Interest.

Any difference between a Limited Partner’s maximum desired tender amount and the amount of the Limited Partner’s tender accepted by the Fund pursuant to the Offer to Purchase is not automatically carried forward as a tender request by the Limited Partner for the next subsequent tender offer. Rather, the Limited Partner, if it still wishes to request that the Fund purchase Interests in the amount of that differential, must submit another tender request pursuant to the terms of a subsequent tender offer.

If a Limited Partner tenders any of its Interest and the Fund purchases any of that Interest, the Fund will give the Limited Partner a non-interest bearing, non-transferable promissory note (the “Note”). The Note entitles the Limited Partner to receive an amount, determined as of the Valuation Date, equal to the net asset value of the Interest tendered.

The Note will entitle the Limited Partner to receive an initial payment in cash equal to at least 90% of the unaudited net asset value of the Interest tendered by the Limited Partner and accepted for purchase by the Fund (the “Initial Payment”) which will be paid to the Limited Partner no later than 30 days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to fund the purchase of Interests, no later than ten business days after the Fund has received at least 90% of the aggregate amount withdrawn from such investment funds. If any of such investment funds have delayed or suspended the rights of their respective investors to redeem interests in such investment funds, the Fund may be forced to suspend or delay the Offer. Limited Partners will be notified promptly of any such suspension or delay.

The Note will also entitle the Limited Partner to receive a contingent payment (the “Post-Audit Payment”) equal to the amount, if any, by which the net asset value of the Interest tendered and purchased as of the Valuation Date (as such net asset value may be adjusted based upon the next annual audit of the Fund’s financial statements) exceeds the Initial Payment. The Post-Audit Payment will be payable promptly after the completion of the Fund’s next annual audit. Proceeds of the Initial Payment and the Post-Audit Payment will be wire-transferred directly to an account designated by the Limited Partner.

If the Fund accepts the tender of the Limited Partner’s Interest, the Fund will make payment for the Interest it purchases from one or more of the following sources: cash on hand, the proceeds of the sale of portfolio securities held by the Fund, withdrawals of its capital from the investment funds in which it invests, or borrowings.

Limited Partners desiring to tender Interests for purchase by the Fund should keep in mind that the Fund reserves the right to repurchase all of a Limited Partner’s Interest at any time if the aggregate value of such Limited Partner’s Interest is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the Fund. This right to repurchase Interests compulsorily may be a factor which Limited Partners may wish to consider when determining the extent of any tender for purchase by the Fund.

Limited Partners desiring to tender Interests for purchase must do so by 12:00 midnight, Eastern time, on the Initial Notice Date (or, if the Offer is extended, by 12:00 midnight, Eastern time, on the latest applicable Notice Date). The Offer to Limited Partners remains revocable until 12:00 midnight, Eastern time, on the Initial Expiration Date (or, if the Offer is extended, until 12:00 midnight, Eastern time, on the latest applicable Expiration Date). Until the Expiration Date, Limited Partners have the right to change their minds and withdraw any tenders of their Interests. Interests withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described herein. Notwithstanding whether the Fund has accepted a Limited Partner’s tender of an Interest on or before the Acceptance Date, a Limited Partner will have the right to withdraw its tender of its Interest until the Expiration Date.

If a Limited Partner would like the Fund to purchase any of its Interest, it should complete, sign, and either (i) mail (via certified mail, return receipt requested) or otherwise deliver a Letter of Transmittal to the Fund at the following address:

Morgan Stanley Institutional Fund of Hedge Funds LP

c/o Morgan Stanley Alternative Investment Partners LP

100 Front Street, Suite 400

West Conshohocken, Pennsylvania 19428-2881

Attn: Gina Panchella

or (ii) fax it to the Fund at (212) 507-8307, so that it is received before 12:00 midnight, Eastern time, on the Initial Notice Date. The value of the Interests may change between the Prior NAV Calculation Date and the Valuation Date. Limited Partners desiring to obtain the estimated net asset value of their Interests, which the Fund will calculate from time to time based upon the information the Fund receives from the managers of the investment funds in which it invests, may contact one of the Fund’s dedicated account representatives at (610) 260-7600, Monday through Friday (except holidays), from 9:00 a.m. to 5:00 p.m., Eastern time.

Please note that, just as each Limited Partner has the right to withdraw its tender, the Fund has the right to cancel, amend, or postpone this Offer at any time before 12:00 midnight, Eastern time, on the Initial Expiration Date. Also realize that the Offer is set to expire on the Initial Expiration Date (or, if the Offer is extended, the latest applicable Expiration Date) and that, if a Limited Partner desires to tender an Interest for purchase, it must do so by the Initial Notice Date (or, if the Offer is extended, by the latest applicable Notice Date). With respect to the Interest a Limited Partner is tendering which is accepted for purchase by the Fund, the Limited Partner will remain a Limited Partner of the Fund with respect to the Interest accepted by the Fund for purchase through the Valuation Date, when the net asset value of the Limited Partner’s Interest is calculated, notwithstanding the Fund’s acceptance of the Limited Partner’s Interest for purchase.

ITEM 2.	ISSUER INFORMATION

(a) The name of the issuer is Morgan Stanley Institutional Fund of Hedge Funds LP. The Fund is registered under the Investment Company Act of 1940 (the “1940 Act”) as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited partnership. The Fund’s principal executive office is located at 100 Front Street, Suite 400, West Conshohocken, Pennsylvania 19428-2881, and its telephone number is (610) 260-7600.

(b) The title of the securities which are the subject of the Offer is “limited partner interests of the Fund.” As of the close of business on the Prior NAV Calculation Date, the aggregate net asset value of the Fund was $518,638,094. Subject to the conditions set out in the Offer, the Fund will purchase Interests in an amount up to 15% of the net assets of the Fund which are tendered and not withdrawn by Limited Partners as described above in Item 1, subject to any applicable extension of the Offer.

(c) There is no established trading market for the Interests, and any transfer thereof is strictly limited by the terms of the Fund’s Amended and Restated Agreement of Limited Partnership dated as of November 1, 2004 (as it may be amended, modified, or otherwise supplemented from time to time, the “Partnership Agreement”).

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

The name of the filing person (i.e., the Fund and the subject company) is Morgan Stanley Institutional Fund of Hedge Funds LP. The Fund’s principal executive office is located at 100 Front Street, Suite 400, West Conshohocken, Pennsylvania 19428-2881, and its telephone number is (610) 260-7600. The investment adviser of the Fund is Morgan Stanley AIP GP LP (in its capacity as such, the “Adviser”). The Adviser’s principal executive office is located at 100 Front Street, Suite 400, West Conshohocken, Pennsylvania 19428-2881, and its telephone number is (610) 260-7600. The members of the Fund’s Board of Directors (the “Board of Directors”) are Frank L. Bowman, Kathleen A. Dennis, Nancy C. Everett, Jakki L. Haussler, James F. Higgins, Dr. Manuel H. Johnson, Joseph J. Kearns, Michael F. Klein, Michael Nugent, W. Allen Reed, and Fergus Reid. The address of each member of the Board of Directors is c/o Morgan Stanley Institutional Fund of Hedge Funds LP, 100 Front Street, Suite 400, West Conshohocken, Pennsylvania 19428-2881, and the telephone number of each member of the Board of Directors is (610) 260-7600.

ITEM 4.	TERMS OF THE TENDER OFFER

(a)(1)(i) Subject to the conditions set out in the Offer, the Fund will purchase Interests in an amount up to 15% of the net assets of the Fund which are tendered by Limited Partners by 12:00 midnight, Eastern time, on the Initial Notice Date (or, if the Offer is extended, by 12:00 midnight, Eastern time, on the latest applicable Notice Date) and not withdrawn as described in Item 4(a)(1)(vi).

(ii) The value of the Interests tendered to the Fund for purchase will be their net asset value as of the close of business on the Valuation Date. See Item 4(a)(1)(v) below.

Subject to the discussion below in Item 4(a)(1)(ix), each Limited Partner may tender any of its Interest for repurchase by the Fund (keeping in mind that the Fund reserves the right to repurchase all of a Limited Partner’s Interest at any time if the aggregate value of such Limited Partner’s Interest is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the Fund). Each Limited Partner tendering an Interest which is accepted for purchase will be given a Note promptly after the Expiration Date. The Note will entitle the Limited Partner to be paid an amount, determined as of the Valuation Date, equal to the value of the Interest being purchased (subject to adjustment upon completion of the next annual audit of the Fund’s financial statements). This amount will be the value of the Limited Partner’s Interest determined as of the Valuation Date and will be based upon the net asset value of the Fund’s assets as of that date, after giving effect to all allocations to be made as of that date.

The Note will entitle the Limited Partner to receive the Initial Payment in an amount equal to at least 90% of the unaudited net asset value of the Interest tendered and accepted for purchase by the Fund, determined as of the Valuation Date. Payment of this amount will be made no later than 30 days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to fund the purchase of Interests, no later than 10 business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such investment funds. If any of such investment funds have delayed or suspended the rights of their respective investors to redeem interests in such investment funds, the Fund may be forced to suspend or delay the Offer. Limited Partners will be notified promptly of any such suspension or delay.

The Note will also entitle a Limited Partner to receive the Post-Audit Payment, i.e., a contingent payment equal to the amount, if any, by which the net asset value of the Interest tendered by the Limited Partner and accepted by the Fund for purchase as of the Valuation Date (as such net asset value may be adjusted based upon the next annual audit of the Fund’s financial statements) exceeds the Initial Payment. The Post-Audit Payment will be payable promptly after the completion of the Fund’s next annual audit. It is anticipated that the annual audit of the Fund’s financial statements will be completed no later than 60 days after the Fiscal Year-End Date.

(iii) Limited Partners desiring to tender Interests for purchase must do so by 12:00 midnight, Eastern time, on the Initial Notice Date (or, if the Offer is extended, by 12:00 midnight, Eastern time, on the latest applicable Notice Date). Limited Partners have the right to change their minds and withdraw any tenders of their Interests before 12:00 midnight, Eastern time, on the Initial Expiration Date (or, if the Offer is extended, before 12:00 midnight, Eastern time, on the latest applicable Expiration Date).

(iv) Not applicable.

(v) The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Limited Partners of such extension. If the Fund elects to extend the tender period, the net asset value, and, hence, the purchase amount, of the Interests tendered by Limited Partners and accepted by the Fund for purchase will be determined at the close of business on the last business day of the month immediately following the month in which the Expiration Date occurs. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including the Expiration Date: (a) to cancel the Offer in the circumstances set out in Section 8 of the Offer to Purchase dated as of the Commencement Date, and, in the event of such cancellation, not to purchase, or pay for, any Interests tendered pursuant to the Offer; (b) to amend the Offer; or (c) to postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Limited Partners.

(vi) In accordance with the terms set forth in the Fund’s Private Placement Memorandum dated June 25, 2008 (as it may be amended, modified, or otherwise supplemented from time to time, the “Private Placement Memorandum”), a tender of Interests made pursuant to this Offer may be withdrawn at any time before 12:00 midnight, Eastern time, on the Initial Expiration Date (or, if the Offer is extended, before 12:00 midnight, Eastern time, on the latest applicable Expiration Date). Pursuant to Rule 13e-4(f)(2)(ii) of the Securities Exchange Act of 1934 (the “1934 Act”), notwithstanding whether the Fund has accepted a Limited Partner’s tender of Interests on or before the Acceptance Date, a Limited Partner will have the right to withdraw its tender of its Interest until the Expiration Date.

(vii) Limited Partners wishing to tender Interests pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to the Fund, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to the Fund, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by the Fund, either by mail or by fax, no later than 12:00 midnight, Eastern time, on the Initial Notice Date (or, if the Offer is extended, no later than 12:00 midnight, Eastern time, on the latest applicable Notice Date). The Fund recommends that all documents be submitted to the Fund by certified mail, return receipt requested, or by facsimile transmission.

Any Limited Partner tendering an Interest pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by the Fund at the address or fax number set out on the first page of the Letter of Transmittal. A tender of an Interest properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. Interests withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described above.

(viii) For purposes of the Offer, the Fund will be deemed to have accepted a Limited Partner’s tender of an Interest as, if, and when it gives written notice to the tendering Limited Partner of its acceptance of such Limited Partner’s tender and purchase such Interest.

(ix) If Interests in excess of 15% of the net assets of the Fund are duly tendered to the Fund before the Notice Date and not withdrawn before the Expiration Date, the Fund, in its sole discretion, may do any of the following: (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(3) under the 1934 Act; (b) extend the Offer, if necessary, and increase the amount of Interests which the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered on or before the specified Notice Date in such extension of the Offer; and (c) accept Interests tendered before the Notice Date and not withdrawn before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Offer may be extended, amended, or canceled in various other circumstances described in Item 4(a)(1)(v) above.

(x) The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Limited Partners not tendering Interests. Limited Partners retaining their Interests may be subject to increased risks which may possibly result from the reduction in the Fund’s aggregate assets due to the Fund’s payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. The Fund believes that this result is unlikely, however, given the nature of the Fund’s investment program. A reduction in the aggregate assets of the Fund may result in those Limited Partners not tendering Interests bearing higher costs to the extent that certain relatively fixed expenses borne by the Fund may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Shareholders from time to time.

(xi) Not applicable.

(xii) The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund from Limited Partners pursuant to the Offer. Limited Partners should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

In general, a Limited Partner from which the Fund purchases an Interest will be treated as receiving a distribution from the Fund. Such Limited Partner generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Limited Partner exceeds such Limited Partner’s then adjusted tax basis in such Limited Partner’s Interest. A Limited Partner’s basis in such Limited Partner’s Interest will be reduced (but not below zero) by the amount of consideration received by the Limited Partner from the Fund in connection with the purchase of such Interest. A Limited Partner’s basis in such Limited Partner’s Interest will be adjusted for income, gain, or loss allocated (for tax purposes) to such Limited Partner for periods before the purchase of such Interest. Cash distributed to a Limited Partner in excess of the adjusted tax basis of such Limited Partner’s Interest is taxable as a capital gain or ordinary income, depending on the circumstances. If the Fund purchases all of a Limited Partner’s Interest, the Limited Partner may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Limited Partner’s then adjusted tax basis in such Limited Partner’s Interest.

(2) Not applicable.

(b) Any Shares to be purchased from any affiliate, officer, or member of the Board of Directors, of the Fund will be on the same terms and conditions as any other purchase of an Interest.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS

The Private Placement Memorandum provides that the Board of Directors has the discretion to determine whether the Fund will purchase Interests from Limited Partners from time to time pursuant to written tenders. The Private Placement Memorandum also states that the Adviser expects that it will recommend to the Board of Directors that the Fund purchase Interests from Limited Partners quarterly, on each March 31, June 30, September 30, and December 31 each year (or, if any such date is not a business day, on the immediately preceding business day).

The Fund previously offered to purchase Interests from Limited Partners pursuant to written tenders, and set out below is a chart summarizing the effective dates of those offers, the aggregate amounts of Interests tendered in those offers, and the aggregate amounts of tendered Interests accepted by the Fund for purchase.

Effective Date of Offer	Maximum Amount Subject to Offer	Amount Tendered	Amount Accepted
June 30, 2003	$221,976,661	$0	$0

September 30, 2003	$231,455,891	$200,000	$200,000

December 31, 2003	$238,100,832	$2,475,575	$2,475,575

April 30, 2004*	$272,710,790	$4,589,417	$4,589,417

June 30, 2004	$281,967,554	$270,000	$270,000

September 30, 2004	$294,548,077	$10,615,000	$10,615,000

December 31, 2004	$305,429,570	$3,856,712	$3,856,712

March 31, 2005	$426,324,229	$18,724,630	$18,724,630

June 30, 2005	$448,509,284	$6,701,651	$6,701,651

September 30, 2005	$439,455,858	$3,232,799	$3,232,799

December 31, 2005	$481,440,502	$44,067,655	$44,067,655

March 31, 2006	$494,009,486	$1,747,328	$1,747,328

June 30, 2006	$526,833,966	$4,282,399	$4,282,399

September 30, 2006	$554,968,353	$35,377,544	$35,377,544

December 31, 2006	$671,166,592	$24,710,347	$24,710,347

March 31, 2007	$684,816,925	$12,564,118	$12,564,118

June 30, 2007	$291,397,312	$6,637,037	$6,637,037

September 30, 2007	$308,362,233	$53,685,787	$53,685,787

December 31, 2007	$310,183,658	$48,226,513	$48,226,513

March 31, 2008	$319,129,877	$183,330,432	$183,330,432

June 30, 2008	$314,345,442	$235,667,691	$235,667,691

September 30, 2008	$307,403,238	$18,150,000	$18,150,000

December 31, 2008	$442,603,489	$401,017,643	$401,017,643

March 31, 2009	$221,175,248	$221,175,248	$221,175,248

June 30, 2009	$196,578,106	$196,578,106	$196,578,106

September 30, 2009	$161,307,655	$91,154,712	$91,154,712

December 31, 2009	$164,319,992	$94,474,623	$94,474,623

March 31, 2010	$164,411,874	$85,637,579	$85,637,579

June 30, 2010	$160,415,788	$87,846,962	$87,846,962

September 30, 2010	$153,255,997	$134,951,671	$134,951,671

December 31, 2010	$157,826,024	$157,826,024	$157,826,024

March 31, 2011	$81,347,739	$81,347,739	$81,347,739

June 30, 2011	$191,074,212	$165,126,308	$165,126,308

September 30, 2011	$219,225,325	$219,225,325	$219,225,325

December 31, 2011	$166,381,282	$165,881,104	$165,881,104

March 30, 2012	$129,826,593	$72,783,925	$72,783,925

June 29, 2012	$74,249,660	$1,636,601	$1,636,601

September 28, 2012	$74,132,606		$23,261,356		$23,261,356

December 31, 2012	$72,193,534		$150,000		$150,000

March 28, 2013	$73,681,327		$12,857,074		$12,857,074

June 28, 2013	$74,927,103		$54,083,168		$54,083,168

September 30, 2013	$68,744,150		$306,357		$306,357

December 31, 2013	$67,965,278		$19,150,000		$19,150,000

March 31, 2014	$68,116,228		$42,430,148		$42,430,148

June 30, 2014	$64,341,960		$100,000		$100,000

September 30, 2014	$66,338,796		$180,000		$180,000

December 31, 2014	$71,898,806		$75,000		$75,000

March 31, 2015	$72,699,260		$26,761,993		$26,761,993

June 30, 2015	$72,060,727		$0		$0

September 30, 2015	$73,460,050		$0		$0

December 31, 2015	$74,337,626		$0		$0

March 31, 2016	$80,217,812		$0		$0

June 30, 2016	$72,194,814	**	$25,000,000	**	$25,000,000	**

*	The Fund’s purchase of Interests from Limited Partners was originally scheduled for March 31, 2004 but was postponed to April 30, 2004.
**	This amount is an estimate. The net asset value as of June 30, 2016 of the Interests (and portions thereof) tendered pursuant to the offer is not yet available.

The Fund is not aware of any contract, arrangement, understanding, or relationship (whether or not legally enforceable) relating directly or indirectly to the Offer between (i) the Fund, the Adviser, the Board of Directors, or any person controlling the Fund, the Adviser, or the Board of Directors and (ii) any other person, with respect to the Interests.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS

(a) As contemplated by, and in accordance with, the procedures set out in the Private Placement Memorandum, the purpose of the Offer is to provide liquidity to Limited Partners.

(b) Interests tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Interests from time to time in transactions not involving any public offering, conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, in accordance with the Private Placement Memorandum. The Fund will accept subscriptions as of the first business day of each calendar month. The Fund, however, is under no obligation to do so, and it may do so more frequently as determined by the Adviser.

(c) None of the Fund, the Adviser, and the Board of Directors has any plans or proposals which relate to, or would result in: (1) the acquisition by any person of additional Interests (other than the Fund’s intended continued acceptance of subscriptions for Interests from existing Limited Partners on the first business day of each calendar month and from time to time in the discretion of the Adviser) or the disposition of Interests (other than through periodic purchase offers, including this Offer); (2) an extraordinary transaction involving the Fund, such as a merger, reorganization, or liquidation; (3) any material change in the present indebtedness, capitalization, or distribution policy of the Fund; (4) any change in the present Board of Directors or in the management of the Fund including without limitation any change in the number or the term of members of the Board of Directors, the filling of any existing vacancy on the Board of Directors, or any change in any material term of the employment contract of any executive officer; (5) a purchase, sale, or transfer of a material amount of assets of the Fund (other than as the Board of Directors determines may be necessary or appropriate to fund all or a portion of the purchase amount for Interests acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund’s corporate structure or business, including any material change in any of its investment policies, for which a vote would be required by Section 13 of the 1940 Act; or (7) any change in the Partnership Agreement or other governing instruments or any other action which could impede the acquisition of control of the Fund. Because Interests are not traded in any market, paragraphs (6), (7), and (8) of Regulation M-A § 229.1006(c) are not applicable to the Fund.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) The Fund expects that the amount offered for the purchase of Interests pursuant to the Offer, which will not exceed 15% of the net assets of the Fund (unless the Fund elects to purchase a greater amount), will be paid from one or more of the following sources: (i) cash on hand; (ii) the proceeds of the sale of securities and portfolio assets held by the Fund; (iii) withdrawals of its capital from the investment funds in which the Fund invests; and (iv) possibly borrowings, as described in paragraph (d) below. The Fund will segregate, with its custodian, cash, liquid securities, or interests in investment funds which the Fund has requested to withdraw (or any combination of any of the foregoing items) equal to the value of the amount estimated to be paid under any Note as described above.

(b) There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

(c) Not applicable.

(d) None of the Fund, the Adviser, and the Board of Directors has determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. Depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, however, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Interests accepted for purchase, subject to compliance with applicable law. If the Fund funds any portion of the purchase amount in that manner, it will deposit assets in a special custody account with its custodian, State Street Bank and Trust Company, to serve as collateral for any amounts so borrowed, and, if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund’s obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by new or existing Limited Partners, from withdrawals of its capital from the investment funds in which it invests, or from proceeds of the sale of securities and portfolio assets held by the Fund.

ITEM 8. INTEREST IN SECURITIES OF THE ISSUER

(a) Morgan Stanley Alternative Investment Partners LP serves as the Fund’s general partner, and, as of the Prior NAV Calculation Date, its general partner interest in the Fund was valued at $742,058 representing approximately 0.14% of the Fund’s net assets.

(b) Other than the acceptance of subscriptions for Interests as of the Prior Two Admission Dates, there have been no transactions involving Interests effected during the past 60 days by the Fund, the Adviser, any member of the Board of Directors, or any person controlling the Fund or the Adviser.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED, OR USED

No persons have been directly or indirectly employed or retained, or are to be compensated, by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS

(a)(1) Reference is made to the audited financial statements of the Fund for the year ended December 31, 2015 which were prepared by the Fund, furnished to Limited Partners, and filed with the Securities and Exchange Commission on Form N-CSR under the 1940 Act on March 10, 2016. Such financial statements are incorporated herein by reference in their entirety.

(2) The Fund is not required to, and does not, file quarterly unaudited financial statements under the 1934 Act.

(3) Not applicable.

(4) See (a)(1) above.

(b) The Fund’s assets will be reduced by the amount of the tendered Interests purchased by the Fund pursuant to this Offer. Thus, income relative to assets may be affected by this Offer.

ITEM 11.	ADDITIONAL INFORMATION

(a)(1) None.

(2) None.

(3) Not applicable.

(4) Not applicable.

(5) None.

(b) None.

ITEM 12.	EXHIBITS

Reference is hereby made to the following exhibits which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

A.	Cover Letter to Offer to Purchase and Letter of Transmittal

B.	Offer to Purchase

C.	Form of Letter of Transmittal

D.	Form of Notice of Withdrawal of Tender

E.	Form of Letter from the Fund to Limited Partners in Connection with the Acceptance of Offers to Tender

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete, and correct.

MORGAN STANLEY INSTITUTIONAL FUND OF HEDGE FUNDS LP

By:	/s/ Noel Langlois
	Name:	Noel Langlois
	Title:	Chief Financial Officer & Treasurer

July 15, 2016

EXHIBIT INDEX

EXHIBIT

A.	Cover Letter to Offer to Purchase and Letter of Transmittal

B.	Offer to Purchase

C.	Form of Letter of Transmittal

D.	Form of Notice of Withdrawal of Tender

E.	Form of Letter from the Fund to Limited Partners in Connection with the Acceptance of Offers to Tender